UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 14, 2008
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

_____

Item 2.02 Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated July 14, 2008, regarding the Corporation's preliminary results of operations for the quarter ended June 30, 2008. The Corporation expects to report its complete results of operations for such quarter on July 24, 2008.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 99.1 Press release issued by Kimberly-Clark Corporation on July 14, 2008.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: July 14, 2008   By: <u>/s/ Mark A. Buthman</u>
                                             Mark A. Buthman
                                             Senior Vice President and
                                             Chief Financial Officer

EXHIBIT INDEX

99.1   Press release issued by Kimberly-Clark Corporation on July 14, 2008.

Exhibit 99.1

David J. Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK ANNOUNCES PRELIMINARY SECOND QUARTER 2008 RESULTS

2Q Net Sales Increased Approximately 11 Percent to $5.0 Billion in 2008;
GAAP-Basis EPS Were $0.99 vs. $1.00 in 2007

Adjusted EPS Declined 1 Percent to $1.03, Below Previous Guidance for the Quarter

Company Updates Earnings Guidance for 2008 in Light of Significant Increase in Cost Inflation;
Now Expects Adjusted EPS of $4.20 to $4.30 Compared with Previous Range of $4.45 to $4.60

DALLAS, July 14, 2008—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the second quarter of 2008, based on preliminary figures, advanced 11 percent to $5.0 billion. Sales growth was highlighted by double-digit increases in the Personal Care and K-C Professional businesses, with particular strength in developing and emerging markets. Overall, organic sales growth is estimated to be about 7 percent, driven primarily by increased sales volumes and higher net selling prices.

Diluted net income per share for the quarter is estimated to be $0.99 compared with $1.00 in the prior year. Preliminary adjusted earnings were $1.03 per share versus $1.04 per share in the second quarter of 2007 and below the company's previous guidance range of $1.08 to $1.11 per share. Although top-line growth and savings from cost reduction programs benefited year-over-year earnings comparisons, these factors were more than offset by a significant increase in cost inflation and a planned higher investment in strategic marketing of nearly $25 million. Full details of the quarterly results will be announced on July 24, 2008.

The company noted that the shortfall in adjusted earnings per share versus its previous guidance was driven primarily by the rapid escalation in costs that occurred during the second quarter. Inflation was approximately $50 million higher than estimated heading into the quarter, with the greatest increases in energy costs, particularly natural gas, oil-based materials and distribution costs. Margins were adversely impacted across all businesses.

Adjusted earnings per share excludes charges for strategic cost reductions to streamline the company's operations in both years and certain incremental implementation costs related to the strategic cost reduction plan in 2007, as well as an after-tax extraordinary loss related to the restructuring of certain contractual arrangements in the second quarter of 2008. Additional detail on these items and further information about adjusted earnings per share and why the company uses this non-GAAP financial measure is provided later in this news release.

- more -

Chairman and Chief Executive Officer Thomas J. Falk said, "While I'm encouraged by our continued strong top-line growth in the quarter, I'm disappointed that the dramatic acceleration in inflation over the last quarter has interrupted our progress in delivering on our bottom-line commitments. Given second quarter results and our planning assumption that raw material and energy costs will remain at elevated levels, we anticipate our margins will remain under pressure in the near-term.

"In this environment, we are intent on improving revenue realization in order to offset recent commodity cost increases and restore profitability to acceptable levels. That's why we just raised prices again in K-C Professional in the U.S. and will shortly be implementing our second price increase of the year across most of our U.S. consumer tissue and personal care categories. We have also implemented or announced price increases in a number of other markets around the world. Moreover, further pricing actions may be warranted by the cost environment.

"In the meantime, we will continue to focus on executing our Global Business Plan strategies to drive sustainable growth and long-term competitive advantage. I am convinced that we are doing the right things for the long-term health of our businesses and that we are effectively managing those factors which we can control – generating top-line growth; driving costs out of the system; building our brands; improving our capabilities in marketing, innovation and customer development; and deploying our cash in shareholder-friendly ways."

Outlook

The company updated key planning and guidance assumptions for 2008, as follows:

- Organic sales growth of 5 to 7 percent. This assumes implementation of recently announced price increases in the U.S.
- Net sales growth of 8 to 10 percent. Given current rates of exchange, currency should benefit sales for the full year by approximately 3 percent.
- Inflation of as much as $900 million, more than double the company's original estimate. This reflects pricing for benchmark northern softwood pulp of $890 to $910 per metric ton in the second half of the year. It also assumes that oil prices and natural gas prices will be similar to current levels over the balance of the year, in ranges of $135 to $145 per barrel and $12 to $13 per mmbtu, respectively.
- Capital investments of $850 to $950 million that will help support future sales and earnings growth. This is consistent with the company's original plan for the year.
- Share repurchases totaling $700 to $800 million in 2008. This will allow for the repurchase of approximately 3 percent of the company's outstanding shares at the beginning of the year.
- Adjusted earnings per share for the third quarter are expected to be in a range of $.98 to $1.03. This compares with $1.07 per share in 2007.
- Adjusted earnings per share for the full year are expected to be in a range of $4.20 to $4.30. This

compares to previous guidance of $4.45 to $4.60 and 2007 adjusted earnings per share of $4.25.

Commenting on the outlook, Falk said, "We have plans in place to generate continued solid growth in organic sales over the balance of the year, supported by higher levels of spending for strategic marketing and customer development and our innovation pipeline. Unfortunately, the significant increase in cost inflation has outpaced our ability to offset higher costs in the near-term through price increases, cost reductions and other measures. However, we expect adjusted operating profit and adjusted earnings per share will improve sequentially in the fourth quarter as our price increases gain traction, assuming no further material increases in input costs from current levels.

"Despite the unprecedented levels of inflation we are experiencing, we will continue to invest wisely to support our brands and still expect to increase marketing spending at a faster rate than sales for the year. Moreover, capital spending plans are on track and we expect to repurchase a significant amount of our stock in 2008. These decisions are important for our business in the long run, while we take the necessary steps in the short run to get our business performance back on track with our Global Business Plan objectives."

Non-GAAP financial measures

This press release and the accompanying tables include adjusted earnings per share, a financial measure that has not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and is therefore referred to as a non-GAAP financial measure.

This non-GAAP financial measure excludes certain items that are included in the company's earnings per share calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measure is given below. In accordance with the requirements of SEC Regulation G, a reconciliation of the non-GAAP financial measure to the comparable GAAP financial measure is attached.

The company provides this non-GAAP financial measure as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings per share to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors uses this non-GAAP financial measure when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating this non-GAAP financial measure.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing the company's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing this non-GAAP financial measure, together with a reconciliation, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

   We calculate adjusted earnings per share by excluding from the comparable GAAP measure (i) charges related to our strategic cost reduction plan for streamlining the company's operations, (ii) certain incremental implementation costs relating to our strategic cost reduction plan, (iii) an after-tax extraordinary loss related to the restructuring of certain contractual arrangements, and (iv) the gain on a litigation settlement. Each of these adjustments and the basis for such adjustments are described below:

- *Strategic cost reduction plan.* In July 2005, the company authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and is expected to be substantially completed by December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Implementation costs.* In connection with our strategic cost reduction plan, the company has incurred incremental implementation costs related to the transfer of certain administrative processes to third-party providers. These costs were incurred primarily in the first six months of 2007. Management excludes these implementation costs from our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and excludes these costs when making decisions to allocate resources among its business units.

- *Extraordinary loss.* In June 2008, the company restructured contractual arrangements of two financing entities which resulted in the consolidation of these two entities. As a result of the consolidation, notes receivable and loan obligations held by these entities with aggregate fair values of $600 million and $612 million, respectively, have been included in long-term notes receivable and long-term debt on the company's consolidated balance sheet. Because the fair value of the loans exceeded the fair value of the notes receivable, the company recorded an after-tax extraordinary loss of approximately $8 million, or 2 cents per share, on its income statement for the period ended June 30, 2008, as required by FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities*. Management does not consider this loss to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes this loss when making decisions to allocate resources among its business units.

- *Litigation settlement.* In the third quarter of 2007, the company received proceeds from settlement of litigation related to prior years' operations in Latin America. Management does not consider this gain to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes this gain when making decisions to allocate resources among its business units.

This non-GAAP financial measure is not meant to be considered in isolation or as a substitute for the comparable GAAP measure. There are limitations to this non-GAAP financial measure because it is not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using this non-GAAP financial measure as a supplement to the GAAP measure and by providing a reconciliation of the non-GAAP and comparable GAAP financial measure. The non-GAAP financial measure should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) tomorrow (July 15, 2008). The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 136-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including new product introductions, cost savings, changes in finished product selling prices, anticipated raw material and energy costs, anticipated costs and benefits related to the strategic cost reduction plan, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2007 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

| | Three Months Ended June 30 | |
(Diluted Earnings Per Share)	2008*	2007
Adjusted Earnings Per Share	$ 1.03	$ 1.04
Adjusted for:		
Strategic Cost Reduction charges	(.02)	(.02)
Implementation costs	-	(.02)
Extraordinary loss	(.02)	-
Earnings Per Share - Diluted	$ .99	$ 1.00

* (Based on preliminary figures)

KIMBERLY-CLARK CORPORATION
OUTLOOK FOR 2008

Estimated Full-Year 2008 Diluted Earnings Per Share:

		Twelve Months Ended December 31,		
		2008*		2007
Adjusted Earnings Per Share	$ 4.20 -	$ 4.30	$	4.25
Adjusted for:				
Strategic Cost Reductions	(.11) -	(.09)		(.14)
Implementation Costs	-	-		(.04)
Extraordinary loss	(.02)	(.02)		-
Litigation Settlement	-	-		.02
Earnings Per Share - Diluted	$ 4.07 -	$ 4.19	$	4.09

Estimated Third Quarter 2008 Diluted Earnings Per Share:

		Three Months Ended September 30,		
		2008*		2007
Adjusted Earnings Per Share	$ .98 -	$ 1.03	$	1.07
Adjusted for:				
Strategic Cost Reductions	(.03) -	(.02)		(.05)
Litigation Settlement	-	-		.02
Earnings Per Share - Diluted	$ .95 -	$ 1.01	$	1.04

* (Based on preliminary figures)

Investor Relations contacts: Mike Masseth, 972-281-1478, mmasseth@kcc.com
                               Paul Alexander, 972-281-1440, palexand@kcc.com
Media Relations contact: Dave Dickson, 972-281-1481, ddickson@kcc.com

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